Annex A

TOMTOM®

Reports Fourth Quarter and Full Year Results 2006
Record Quarterly Revenue and Earnings

Fourth quarter financial highlights
Compared with Q4 2005
- Revenue increased by 65% to €478 million
- 1.9 million portable navigation devices (PNDs) shipped, up 146%
- Gross margin increased by 3 percentage points to 46%
- Operating margin increased by 3 percentage points to 26%
- Net profit increased by 67% to €80 million
- Fully diluted EPS increased by 66% to €0.68
- Cash generated from operations of €132 million

Compared with Q3 2006
- Revenue increased by 35%
- PNDs shipped increased by 62%
- Gross margin increased by 2 percentage points
- Fully diluted EPS increased by 10%

Full year highlights
- Revenue increased by 89% to €1,364 million
- 4.7 million PNDs shipped, up 178%
- Net profit increased by 55% to €222 million
- Fully diluted EPS increased by 51% to €1.90
- Cash balances increased by €260 million to €438 million

Fourth quarter operational highlights
- Clear leadership of European market, market share of 50% during important quarter; Consolidated number two position in North American market; number of retail outlets increased by 4,000 to 20,000
- New TomTom ONE became world's best selling PND
- Joint development announced with Vodafone to deliver a unique new advanced travel time information system in the Netherlands

Outlook 2007
We expect that the European and North American market for PNDs will together grow to around 18 million units in 2007, up from over 10 million units in 2006. Full year 2007 revenues are expected to be in the range of €1.6 billion to €1.8 billion. We continue to target a gross margin of around 40% of revenue and an operating margin of around 20% of revenue.

Key figures

in € millions	Q4 '06 *unaudited*	Q3 '06 *unaudited*	Q4 '05 *unaudited*	FY 2006 *audited*	FY 2005 *audited*	*Change*
Revenue	**478**	**353**	**289**	**1,364**	**720**	*89%*
Gross profit	218	154	123	579	311	*86%*
Gross margin	*46%*	*44%*	*43%*	*42%*	*43%*	
Operating profit	126	101	67	340	195	*74%*
Operating margin	*26%*	*29%*	*23%*	*25%*	*27%*	
Net profit	**80**	**73**	**48**	**222**	**143**	*55%*
EPS (fully diluted - € per share)	.68	.62	.41	1.90	1.26	*51%*

* percentages are based on rounded figures

dlw 3/13

TomTom's Chief Executive Officer, Harold Goddijn said:
"In 2006 TomTom enjoyed its most successful year on record. We are the world's largest car navigation company. We almost doubled our revenues to €1.4 billion which, coupled with tight cost control, helped us maintain healthy margins and to be strongly cash generative.

Last year personal navigation became part of daily life for millions of people. TomTom owners benefit from a reduced workload, less stress, and less time and distance travelled when they are driving to their destination. Personal navigation continues to transition from the early adopter's phase into a widely accepted product category. Because of the large market and low penetration levels we see good opportunities for continued strong growth for TomTom.

At the core of our success is our ability to deliver the most innovative and best navigation solutions to our customers. We continue to be the leading provider of navigation devices in Europe with a market share of around 50%. In the US we grew our revenues two and half times during the year and this together with continued investment in retail and advertising enabled us to consolidate our number two position in the market. Tom Tom's total focus on personal navigation is a significant advantage. We develop our own hardware and software in-house which results in tight integration in our products which gives our customers the best possible user experience. This, together with our scale, customer base and market reach makes it increasingly difficult for new entrants to succeed in this market.

New products and services, increasing affordability, and easy access to dynamic content will drive growth, faster and wider consumer adoption and competitive differentiation for TomTom. We look forward to another year of strong growth and profitability in 2007 for TomTom."

Strategy
Over the last five years TomTom's revenue grew from €8 million to €1.4 billion and we are the world's largest car navigation company with an installed base of eight million users. We defined the personal navigation category and created a large market.

Product differentiation is key to success and we will continue to deliver new, innovative products and services to our customers. We will make access to the network easy and we will deliver superior, relevant content. We believe that accurate, real time travel time information is critical to drive personal navigation to the next level. We will also develop our other after market solutions to address our growing installed base.

Fundamentally better navigation is our vision and current and future TomTom customers will benefit from this.

Outlook 2007
TomTom operates in a growth market with relatively low levels of penetration and rapid product innovation and we expect another year of strong growth. We estimate that the European market for portable navigation devices will grow to around 14 million units in 2007, up from around 8 million units in 2006. In North America we estimate that the market will grow to around 4 million units, up from around 2 million units.
At this early stage in the year we are giving a range of estimates for 2007. We estimate that our volumes of PNDs will almost double to between 7 million and 8 million units and that we will deliver revenues of between €1.6 billion and €1.8 billion. We continue to target a gross margin of around 40% of revenue and an operating margin of around 20% of revenue. This includes a non cash accounting charge for share options of between €30 million and €32 million. Revenues are expected to be stronger in the second half owing to

seasonality and to the timing of new product introductions. Revenues in the first quarter will be lower than in the fourth quarter of 2006. Investment in marketing will be highest in the second and the fourth quarters.

Operational review

The fourth quarter proved to be by far the largest quarter in volume terms. In the European market- based on external and in-house estimates - 3.4 million PNDs were sold to end-users out of a total of 8.2 million units for full year. In North America the seasonality was more pronounced with half of annual sales made in the fourth quarter.

We delivered a strong gross margin of 46% and an operating margin of 26% in the quarter. With market shares of 50% in Europe and 20% in North America, we can see the clear benefits of our scale and reach in the market. We also see a growing revenue stream from our installed base of more than 8 million customers who buy accessories and peripherals and access an increasing range of content and services through our content management portal, TomTom HOME. Our superior product quality and ease of use resulted in more than 150 consumer awards.

We continue to build our distribution in North America and we added 4,000 new outlets to reach 20,000 by the end of the quarter. We also entered the markets in Ireland, South Africa and Taiwan for the first time. TomTom products are now available in 25 countries worldwide.

We announced an agreement with Vodafone in the Netherlands which will enable our customers to plan journey times more accurately across all categories of roads in the Netherlands during the second half of 2007. The travel information service which we will provide will be far superior to the currently available services.

Financial review

in € millions	**Q4 '06** *unaudited*	**Q3 '06** *unaudited*	***change***	**Q4 '05** *unaudited*	***change***
Revenue					
PNDs	442	336	*32%*	263	*68%*
PDA/smartphone solutions	11	3	*267%*	16	*-31%*
Other	25	14	*79%*	10	*150%*
Total	**478**	**353**	*35%*	**289**	*65%*
Number of units sold (in 000s)					
PNDs	1,915	1,180	*62%*	779	*146%*
PDA/smartphone solutions	121	49	*147%*	140	*-14%*
Total	**2,036**	**1,229**	*66%*	**919**	*122%*
Average selling price (in €)					
PNDs	230	285	*-19%*	337	*-32%*
PDA/smartphone solutions	85	68	*25%*	116	*-27%*

* percentages are based on rounded figures

Revenue

Revenue for the fourth quarter was €478 million, an increase of 35% sequentially (Q3 2006: €353 million) and 65% year on year (Q4 2005: €289 million).

Revenue from PND sales represented 93% of total revenue in the quarter (Q3 2006: 95%; Q4 2005: 91%) and increased 32% compared to the third quarter, mainly driven by strong sales of the ONE, our value-line product.

Revenues in Europe represented 90% of total revenue for the quarter (Q3 2006: 88%; Q4 2005: 90%), revenues from North America were 7.3% of total revenue (Q3 2006: 7.9%; Q4 2005: 9.1%) and revenues from the rest of the world were 2.4% of total revenue (Q3 2006: 3.7%; Q4 2005: 1.2%).

Revenues from software solutions for PDAs and smartphones were € 11 million for the quarter, up from € 3 million in the third quarter due to the roll out of our NAVIGATOR 6 software application for PDAs and smartphones.

Other revenues increased to €25 million for the quarter up from €14 million in the third quarter and up 150% year on year (Q4 2005: €10 million). Map downloads increased following the launch of our latest map upgrade programme. Sales of accessories grew on the back of the introduction of the RDS-TMC receiver which enables users to receive traffic information direct to their device.

Volumes and average selling prices
In the fourth quarter we shipped a record volume of 1.9 million PNDs, a 62% increase sequentially (Q3 2006: 1.2 million) and a 146% increase year on year (Q4 2005: 0.8 million).

The average selling price of PNDs for the quarter was €230, a decrease of 19% sequentially and a decrease of 32% year on year (Q3 2006: €285; Q4 2005: €337). The sequential decrease was due to the strong take-up of the new ONE together with price reductions on the GO range early in the quarter.

Channel inventory
Channel inventory owned by retailers at the end of fourth quarter was stable compared to the end of third quarter. Sell through by retailers in the quarter was very strong and increased by over 70% compared to the third quarter.

Gross margin
The gross margin for the quarter was strong at 46%, a sequential increase of 2 percentage points. High volumes of the new version of the ONE and reductions in product costs were the main reason. Movements in the US dollar rate versus the Euro had a negligible impact on the gross margin increase.

Operating expenses
Operating expenses for the quarter increased by 74% to €92.6 million sequentially (Q3 2006: €53.2 million) and increased 65% year on year (Q4 2005: €56.1 million).

Operating expenses (excluding stock compensation expenses) as a proportion of revenue for the quarter were 18% (Q3 2006: 14%; Q4 2005: 18%). This sequential increase was driven by the expected seasonal increase in marketing expenditure.

Research and development (R&D) expenses for the quarter increased sequentially by 48% to €12.8 million (Q3 2006: €8.6 million) and increased by 333% year on year (Q4 2005: €3.0 million). They represented 2.7% of revenue up from 2.4% in the previous quarter.

The increase in R&D expenses resulted from greater investment in new product development and growth in R&D resources.

Marketing expenses were, as planned, seasonally higher due to spend to support the holiday season at €44.6 million (Q3 2006: €15.5 million), an increase of 188% and an increase of 24% year on year (Q4 2005: €35.9 million). They represented 9.3% of revenue, up from 4.4% in the previous quarter.

Selling, general and administrative expenses for the quarter increased by 20% to €28.6 million sequentially (Q3 2006: €24.0 million) and increased 106% year on year (Q4 2005: €13.9 million). The increase can be explained by the growth of our company in general. They represented 6.0% of revenue compared to 6.8% in the previous quarter.

Non-cash stock compensation expenses for the quarter increased by 27% to €6.5 million sequentially (Q3 2006: €5.1 million; Q4 2005: €3.3 million). They represented 1.4% of revenue, unchanged from the previous quarter.

Financial income and expenses
Financial income and expenses consisted of a charge of €11.3 million compared to a gain of €3.3 million in the third quarter of 2006 and a gain of €3.8 million in the fourth quarter of 2005.

The charge in the fourth quarter mainly resulted from the weakening of the US dollar against the Euro which impacted forward foreign exchange contracts taken out in accordance with our foreign currency management policy when the dollar was stronger.

Included in financial income and expenses is an amount of €2.3 million of net interest income.

Tax
Income tax increased by 9% to €34 million compared to the third quarter of 2006 (Q3 2006: €31 million) and increased 49% compared to the fourth quarter of 2005 (Q4 2005: €23 million). The effective tax rate for the quarter was 29.7% (Q3 2006: 30.1%; Q4 2005: 32.0%). In 2007 the effective tax rate is expected to decline to around 27%, due to the reduction in the Dutch corporate tax rate.

Cash flow
Cash generated in the fourth quarter was strong despite tax payments of €73 million. In the fourth quarter €132 million of cash was generated from operations driven by a strong operating profit and effective working capital management.

Balance sheet
At the end of the quarter, we had shareholder's equity of €551 million, up from €463 million at the start of the quarter as a result of the strong net profit. We ended the quarter with inventory of €123 million, up from €109 million in the third quarter. Inventories are clean and as a percentage of annual revenue decreased from 14% at the end of 2005 to 9% at the end of 2006. Cash and cash equivalents at the end of the period amounted to €438 million. Trade receivables at the end of the fourth quarter were €266 million, up from €253 million at the start of the quarter.
We increased our warranty and intellectual property related provisions to reflect the growth of the business. Other accruals and liabilities increased reflecting the growth of the business.

Contacts

Investor Relations
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

Audio web cast Q4 2006 results
The information for our fourth quarter results audio web cast is as follows:
Time: Thursday 22 February 2007 at 14:00 CET
Place: www.investors.tomtom.com/tomtom/presentations

TomTom is listed on the Amsterdam Stock Exchange
ISIN: NL0000387058
Symbol: TOM2

About TomTom
TomTom NV is the world's largest navigation solution provider. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDAs and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 25 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in The Netherlands. For more information, go to www.tomtom.com.

Consolidated income statements

in € thousands	**Q4 2006** *unaudited*	**Q4 2005** *unaudited*	**FY 2006** *audited*	**FY 2005** *audited*
Revenue	477,576	289,028	1,363,758	720,031
Cost of sales	259,293	165,590	785,131	409,194
Gross profit	**218,283**	**123,438**	**578,627**	**310,837**
Operating expenses				
Research & development	12,801	2,958	36,244	8,949
Marketing	44,609	35,875	100,812	63,556
Selling, general and administrative	28,646	13,893	80,033	38,014
Stock compensation expenses	6,515	3,329	21,321	5,241
Total operating expenses	**92,571**	**56,055**	**238,410**	**115,760**
Operating profit	**125,712**	**67,383**	**340,217**	**195,077**
Net financial (expenses) and income	-11,265	3,838	-24,681	14,664
Profit before taxation	**114,447**	**71,221**	**315,536**	**209,741**
Taxation	34,015	22,787	93,355	66,784
Net profit	**80,432**	**48,434**	**222,181**	**142,957**
Average number of shares outstanding				
Basic (in 000s)	112,160	107,281	110,280	104,248
Diluted (in 000s)	**117,517**	**117,156**	**117,156**	**113,674**
Earnings per share, basic (in €)	0.72	0.45	2.01	1.37
Earnings per share, diluted (in €)	**0.68**	**0.41**	**1.90**	**1.26**

Consolidated balance sheets

in € thousands *audited*	31 Dec 2006	31 Dec 2005
Non-current assets		
Intangible assets	39,183	15,845
Property, plant and equipment	7,926	5,168
Deferred tax asset	12,061	1,307
Total non-current assets	**59,170**	**22,320**
Current Assets		
Inventories	123,005	103,183
Trade receivables	265,990	150,985
Other receivables and prepayments	16,320	5,084
Financial instruments	682	3,651
Cash and cash equivalents	437,801	178,377
Total current assets	**843,798**	**441,280**
Total assets	**902,968**	**463,600**
Equity and liabilities		
Shareholders' equity		
Share capital	22,584	21,456
Share Premium	115,075	115,091
Legal reserves	2,804	1,813
Stock compensation reserve	32,364	11,589
Retained earnings	377,963	156,394
Total equity	**550,790**	**306,343**
Provisions	43,785	20,981
Non-current liabilities		
Deferred tax liability	1,300	1,057
Total non-current liabilities	**1,300**	**1,057**
Current liabilities		
Trade payables	66,744	55,390
Tax and social security	72,557	16,147
Other accruals	88,683	42,618
Other liabilities	79,109	21,064
Total current liabilities	**307,093**	**135,219**
Total equity and liabilities	**902,968**	**463,600**

Consolidated statements of cash flows

in € thousands	Q4 2006 *unaudited*	Q4 2005 *unaudited*	FY 2006 *audited*	FY 2005 *audited*
Cash flow from operating activities				
Operating profit	125,712	67,383	340,217	195,077
Financial gains and (losses)	-6,811	4,553	-19,890	8,604
Depreciation and amortization	5,058	1,663	18,193	3,423
Additions to provisions and other liabilities	6,765	10,704	22,840	20,888
Additions to stock compensation reserve (net)	6,205	7,059	20,776	8,974
Changes in working capital:				
(Increase) in inventories	-14,336	-35,224	-19,822	-89,782
(Increase) in receivables	-7,484	-24,821	-125,695	-121,710
Increase / (decrease) in current liabilities (excl. income tax)	16,796	-16,065	155,499	76,928
Cash generated from operations	**131,905**	**15,252**	**392,118**	**102,402**
Interest received	3,549	1,343	9,400	3,136
Corporate income taxes	-73,392	-63,408	-110,011	-62,528
Net cash flow from operating activities	**62,062**	**-46,813**	**291,507**	**43,010**
Investments in intangible assets	-1,433	-3,077	-21,419	-16,464
Investments in property, plant and equipment	-961	-2,061	-7,151	-4,957
Total cash flow used in investing activities	**-2,394**	**-5,138**	**-28,570**	**-21,421**
Proceeds on issue of shares	851	-16	1,113	116,546
Total cash flow from financing activities	**851**	**-16**	**1,113**	**116,546**
Net increase in cash and cash equivalents	**60,519**	**-51,967**	**264,050**	**138,135**
Cash and cash equivalents at beginning of period	377,970	230,506	178,377	40,167
Effect of exchange rate changes on the balance of cash held in foreign currencies	-688	-162	-4,626	75
Cash and cash equivalents at end of period	**437,801**	**178,377**	**437,801**	**178,377**

Consolidated statement of changes in stockholders' equity

in € thousands	Share capital	Share premium	Legal reserves	Stock compens. reserve	Retained earnings	Total
audited						
Balance 1 Jan 2006	**21,456**	**115,091**	**1,813**	**11,589**	**156,394**	**306,343**
Translation differences			379			**379**
Transfer to legal reserves			612		-612	**0**
Net income (expense) recognised directly in equity	**0**	**0**	**991**	**0**	**-612**	**379**
Profit for the year					222,181	**222,181**
Total recognised income and expense	**0**	**0**	**991**	**0**	**221,569**	**222,560**
Stock compensation reserve				21,321		**21,321**
Issue of share capital	1,128	-16		-546		**566**
Balance 31 Dec 2006	**22,584**	**115,075**	**2,804**	**32,364**	**377,963**	**550,790**

Accounting policies

Basis of accounting

The condensed consolidated financial statements for the twelve-month period ended 31 December 2006 with related comparative information have been prepared using International Financial Reporting Standards (IFRS). Accounting policies and methods of computation followed in the interim financial statements, for the period ended 31 December 2006, are the same as those followed in the Financial Statements for the year ended 31 December 2005. Further disclosures as required under IFRS for a complete set of consolidated financial statements are not included in the condensed consolidated financial statements.

The information furnished in these condensed interim financial statements reflects all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

The financial statements in this press release are based on the annual report for the year 2006. The annual report 2006 has been prepared by the Board of Management and was approved by the Supervisory Board on 22 February 2007, but has not been published yet. Our external auditor Deloitte Accountants B.V. issued an unqualified auditors' opinion on the consolidated and Company financial statements of TomTom NV for the year ended 2006 on 22 February 2007.

This press release should be read together with the annual accounts 2006 of TomTom NV and the auditors' report to give a true and fair view of the financial position as at 31 December 2006, the results for 2006 and the cash flows for 2006 of TomTom NV, as well as the scope of the audit.

Publication of the annual report 2006 will take place in April 2007. The annual report will be submitted for adoption to the Annual General Meeting to be held on 25 April 2007.

Segment reporting

The Company offers PNDs and navigation solutions for PDAs and smartphones. The Company generates sales across different geographical regions.

in € thousands unaudited	**Q4 2006**	**Q4 2005**	**FY 2006**	**FY 2005**
Europe	431,492	259,252	1,226,331	670,416
North America	34,763	26,391	106,238	42,320
Rest of world	11,321	3,385	31,189	7,295
Total	**477,576**	**289,028**	**1,363,758**	**720,031**

This document contains certain forward-looking statements relating to the business, financial performance and results of the Company and the industry in which it operates. These statements are based on the Company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to: the level of consumer acceptance of existing and new and upgraded products and services; the growth of overall market demand for the Company's products or for personal navigation products generally; the Company's ability to sustain and effectively manage its recent rapid growth; and the Company's relationship with third party suppliers, and its ability to accurately forecast the volume and timing of sales. Additional factors could cause future results to differ materially from those in the forward-looking statements.

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

END